UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

NovaGold Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66987E206

(CUSIP Number)

December 30, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would altar the disclosure previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO. 66987E206	Schedule 13G	Page 2 of 6 Pages

1	Names of Reporting Persons: Auramet Trading, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number Of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 17,512,565 Shares
6 Shared Voting Power 0 Shares
7 Sole Dispositive Power 17,512,565 Shares
8 Shared Dispositive Power 0 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,512,565 Shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.0%
12	Type of Reporting Person (See Instructions) OO

CUSIP NO. 66987E206	Schedule 13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer
NovaGold Resources Inc.
(b)	Address of Issuer’s Principal Executive Offices
200 Granville Street, Suite 2300, P.O. Box 24
Vancouver, BC Canada V6C 1S4

Item 2.

(a)	Name of Persons Filing
Auramet Trading, LLC (“Auramet”), the “Reporting Person”.
(b)	Address of Principal Business Office or, if none, Residence of Filers
Two Executive Drive, Suite 645
Fort Lee, New Jersey 07024

(c)	Citizenship Delaware, United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number 66987E206

CUSIP NO. 66987E206	Schedule 13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Section 240.13d-1(b)-(1)(ii)(J).

Item 4.	Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Auramet is deemed to beneficially own 15,762,565 shares of Common Stock based on the terms of the extension of a bridge loan to Auramet as reported in the Issuer’s press release and filed as Exhibit 99.1 to the Issuer’s Form 6-K which was filed with the Securities and Exchange Commission on December 19, 2008. The loan closed on December 30, 2008. Auramet is also deemed to beneficially own two warrants to purchase Common Stock. The first warrant is exercisable for 750,000 shares of Common Stock and the second warrant is exercisable for 1,000,000 shares of Common Stock (the “Warrants”). Both Warrants are immediately exercisable.

Percentage ownership is based on 107,500,000 shares of common stock outstanding as of

October 14, 2008, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed on October 16, 2008 with the Securities and Exchange Commission.

(b)	Percent of Class: 14.0%

CUSIP NO. 66987E206	Schedule 13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:
17,512,565 shares
	(ii)	shared power to vote or to direct the vote: 0 shares
	(iii)	sole power to dispose or to direct the disposition of: 17,512,565 shares
	(iv)	shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the     effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 66987E206	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 7, 2009

AURAMET TRADING, LLC
By: /s/ Justin M. Sullivan Name: Justin M. Sullivan Title: Chief Operating Officer